Filed Pursuant to Rule 253(g)(2)
File No. 024-11162

FUNDRISE GROWTH EREIT VII, LLC

SUPPLEMENT NO. 13 DATED NOVEMBER 4, 2021
TO THE OFFERING CIRCULAR DATED AUGUST 23, 2021

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Growth eREIT VII, LLC (“we”, “our” or “us”), dated August 23, 2021 and filed by us with the Securities and Exchange Commission (the “Commission”) on August 24, 2021 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisition.

Asset Acquisition

Home Rent 2 Controlled Subsidiary – Shaw Creek Ranch Property - Ferris, TX

On October 29, 2021, we made an additional investment in a “majority-owned subsidiary” owned by us, Home Rent 2, LLC (the “Home Rent 2 Controlled Subsidiary”), of approximately $34,000, which is the stated value of our equity in a new investment round for the Home Rent 2 Controlled Subsidiary (the “Shaw Creek Ranch Growth VII eREIT Investment”). Fundrise Real Estate Interval Fund, LLC acquired ownership of the remaining equity interest in the new investment round for the Home Rent 2 Controlled Subsidiary for a purchase price of approximately $305,000 (the “Shaw Creek Ranch Interval Fund Investment” and, together with the Shaw Creek Ranch Growth VII eREIT Investment, the “Shaw Creek Ranch Investment”). The Home Rent 2 Controlled Subsidiary used the proceeds of the Shaw Creek Ranch Investment to acquire one (1) detached single family home in the planned Shaw Creek Ranch subdivision generally located off of Jimmie Birdwell Blvd in Ferris, TX (the “Shaw Creek Ranch Property”). We anticipate the Home Rent 2 Controlled Subsidiary, or one of our affiliates, will purchase up to three (3) homes in the Shaw Creek Ranch Property from the home builder as construction progresses and certificates of occupancy are secured. The initial Shaw Creek Ranch Growth VII eREIT Investment was funded with proceeds from our Offering, and the closing of the initial Shaw Creek Ranch Investment and initial tranche of the one (1) single family home occurred concurrently.

The Home Rent 2 Controlled Subsidiary is managed by us.

Pursuant to the agreements governing all Home Rent 2 Controlled Subsidiary investments, we have authority to manage the Shaw Creek Ranch Property through the Home Rent 2 Controlled Subsidiary. In addition, an affiliate of our sponsor earned an acquisition fee of approximately 1.0% of the Shaw Creek Ranch Investment, paid directly by the Home Rent 2 Controlled Subsidiary.

The total purchase price for the three (3) single family homes that will make up the Shaw Creek Ranch Property is anticipated to be approximately $1,005,000, an average of approximately $335,000 per home. The Shaw Creek Ranch Property will be operated within a typical for-sale housing community. The home builder is expected to deliver the remaining two (2) homes in November 2021.

The Shaw Creek Ranch Property will all have floor plans of 2,588 square feet, 4 bedrooms and 2.5 baths. Due to the new construction, it is not anticipated that material hard or soft costs will be incurred in the near term. It is anticipated that professional third party property management will be installed to manage the Shaw Creek Ranch Property.

The following table contains underwriting assumptions for the Shaw Creek Ranch Property. Assumptions are presented at the asset level. All of the values in the table below are assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Asset Name	Stabilized Economic Vacancy	Average Annual Rent Growth	Average Annual Expense Growth	Exit Cap Rate	Hold Period
Shaw Creek Ranch Property	5.00%	3.00%	2.75%	4.75%	10 years

Please note that past performance is not indicative of future results, and these underwriting assumptions may not reflect actual performance. Any assumptions on the performance of any of our assets may not prove to be accurate. Investing in Fundrise Growth eREIT VII, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.